Supplementary Information of

GILDAN ACTIVEWEAR INC.

Three years ended September 30, 2007

KPMG LLP Chartered Accountants 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal Québec H3A 03A	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Gildan Activewear Inc.

On December 6, 2007, we reported on the consolidated balance sheets of Gildan Activewear Inc. (the "Company") as at September 30, 2007 and October 1, 2006 and the consolidated statements of earnings and comprehensive income, shareholders' equity and cash flows for the years ended September 30, 2007, October 1, 2006 and October 2, 2005, which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards, and with respect to the years ended September 30, 2007 and October 1, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

Chartered Accountants

Montréal, Canada
December 6, 2007

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended September 30, 2007, October 1, 2006 and October 2, 2005
(In thousands of US dollars, except share and per share amounts)

The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States except as described below:

(a)

Consolidated statements of earnings:

	2007	2006	2005

Net earnings in accordance with
Canadian GAAP	$130,020	$106,829	$86,043
Swap revenue (i)	(29)	(94)	(175)
Start-up costs (ii)	(958)	(537)	(293)
Tax effect of above adjustments	9	29	54

Net earnings in accordance with
United States GAAP	129,042	106,227	85,629

Other comprehensive income:
Mark-to-market adjustments on
foreign exchange contracts,
net of tax (d)	-	(2,037)	580

Comprehensive income	$129,042	$104,190	$86,209

	2007	2006	2005

Earnings per share under United States GAAP:
Basic	$ 1.07	$ 0.88	$ 0.72
Diluted	1.06	0.88	0.72

Weighted average number of common shares
outstanding:
Basic	120,339,830	120,103,366	119,381,932
Diluted	121,538,312	121,251,768	120,269,752

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended September 30, 2007, October 1, 2006 and October 2, 2005
(In thousands of US dollars, except share and per share amounts)

(a)

Consolidated statements of earnings (continued):

(i)

Swap revenue:

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and was being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

(ii)

Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year's start-up costs, and the reversal of the current year's amortization of start-up costs deferred under Canadian GAAP.

(b)

Consolidated statements of cash flows:

	2007	2006	2005

Changes due to United States GAAP:
Operating activities on a Canadian
basis	$91,163	$94,721	$93,250
Start-up costs	(958)	(537)	(293)
Operating activities cash flow,
United States GAAP	90,205	94,184	92,957

Investing activities on a Canadian basis	(134,689)	(96,053)	(83,848)
Start-up costs	958	537	293
Investing activities cash flow,
United States GAAP	(133,731)	(95,516)	(83,555)

Financing activities on a Canadian
basis and under United States GAAP	23,550	(39,383)	(458)

Effect of exchange rate changes on
cash and cash equivalents	219	(80)	187

Net (decrease) increase in cash and cash
equivalents, during the year	(19,757)	(40,795)	9,131

Cash and cash equivalents, United
States GAAP, beginning of year	29,007	69,802	60,671

Cash and cash equivalents, United
States GAAP, end of year	$9,250	$29,007	$69,802

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended September 30, 2007, October 1, 2006 and October 2, 2005
(In thousands of US dollars, except share and per share amounts)

(c)

Consolidated balance sheets:

A reconciliation of shareholders' equity under Canadian GAAP to United States GAAP is as follows:

	2007	2006

Shareholders' equity under Canadian GAAP	$663,650	$530,565

United States GAAP adjustments:
Start-up costs	(2,548)	(1,590)
Cross-currency swap	-	29
Tax effect on above adjustments	-	(9)
	(2,548)	(1,570)

Shareholders' equity under United States GAAP	$661,102	$528,995

(d)

Comprehensive income:

Under United States GAAP, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings and all other changes in shareholders' equity that do not result from transactions with shareholders. The Statement does not affect the Company's financial position or results of operations.

Accumulated other comprehensive income, which resulted from (a) the change in functional currency in fiscal 2004 and (b) the market value of the forward foreign exchange contracts considered as hedges against cash flow items in fiscal 2004 and fiscal 2005, the effect of which reversed in fiscal 2006, is as follows:

	2007	2006	2005

Opening balance	$26,248	$28,285	$27,705
Change during the year	-	(2,037)	580

	$26,248	$26,248	$28,285

Under Canadian GAAP, the Company adopted similar standards for reporting and displaying comprehensive income on January 1, 2007.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended September 30, 2007, October 1, 2006 and October 2, 2005
(In thousands of US dollars, except share and per share amounts)

(e)

Supplementary information:

Under United States GAAP and Securities and Exchange Commission rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2007	2006	2005

Statements of earnings:
Rental expenses	$8,654	$5,535	$3,517
Advertising expenses	8,634	6,627	5,760

Balance sheets:
Accounts payable	54,920	58,089	43,234
Accrued liabilities	61,763	59,866	43,486
Allowance for doubtful accounts,
price discounts and rebates	69,373	57,487	42,258

(f)

New accounting standards:

Accounting for uncertainty in income taxes:

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainly in income taxes recognized in an enterprise's financial statements in accordance with Financial Accounting Standard No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are to be applied upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact of FIN 48 on the Company's consolidated financial statements.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended September 30, 2007, October 1, 2006 and October 2, 2005
(In thousands of US dollars, except share and per share amounts)

(f)

New accounting standards (continued):

Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS 157 to materially impact its consolidated financial statements.

Fair value option for financial assets and liabilities:

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement no. 115 ("SFAS 159"). SFAS 159 permits entities the option to measure financial instruments at fair value ("fair value option") thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. The fair value option is applied on an instrument by instrument basis to the entire instrument (not a portion of an instrument). Items eligible for the fair value option are measured at fair value at specified election dates. This statement is effective for financial instruments issued for fiscal years after November 15, 2007. The Company does not expect the adoption of SFAS 159 to materially impact its consolidated financial statements.